Exhibit 1A-6E

Development Agreement #1 Between the Law Center and EBPREC

Sustainable Economies Law Center agrees to pay East Bay Permanent Real Estate Cooperative (EBPREC) a fee of $36,000 and EBPREC agrees to work between now and April of 2019 toward achieving the following:

1.	Establish and implement the internal operational and staff structure of the cooperative, and work with the Law Center to train the initial staff collective in governance and financial operations. EBPREC agrees to use funds to pay a staff collective consisting of at least 3 people who will work together, even if part-time, to build the organization’s capacity to do fundraising, community building, education, and property acquisition. The Law Center will provide cooperative governance training to this collective and help it craft internal operating policies and procedures.

2.	Design and launch a successful Founding Members capital campaign to grow a broad initial member base and raise operations and property acquisition capital directly from the community. EBPREC will sell membership shares to the community for up to $1,000 per person.

3.	Work with at least one group to explore purchase of the cooperative’s first property. The cooperative is designed to support self-organizing groups to identify properties in their community that they want to remove from the speculative marketplace, support them to raise funds from their community, and channel other mission-aligned investments and loans into permanently affordable real estate. EBPREC agrees to meet with and support at least one group toward the goal of acquiring a property.

EBPREC agrees to either make public on its website details about its progress toward the above, or provide the Law Center with a report detailing such progress. On the website or in the report, EBPREC will share its lessons learned, challenges, and successes, as such information will aid other communities in replicating the model.

EBPREC acknowledges that a $25,000 portion of the funds for this agreement were provided by Capital Impact Partners, to which the Law Center has an obligation to submit an interim and final report, and EBPREC therefore agrees to cooperate in providing the Law Center with any information it might need for those reports to Capital Impact Partners.

EBPREC acknowledges that $2,000, $4,000, and $5,000 came from Erin Axelrod, Richard Robinson, and Elizabeth Ferguson, respectively, and EBPREC agrees to make a good faith effort to keep those individuals informed of EBPREC developments, events, and membership campaign.

The Law Center will retain $148.29 for recent purchases of food for meetings.

1

The above is agreed to on behalf of EBPREC by:

/s/ David Jaber
Signature
David Jaber, Treasurer	Date:	May 1, 2018
Name, Title

The above is agreed to on behalf of the Law Center by:

/s/ Janelle Orsi
Signature
Janelle Orsi, Executive Director	Date:	May 1, 2018
Name, Title